UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 27, 2016

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the first quarter ended, 31 March 2016, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. For more information on our use of non-GAAP financial measures in this report, see the section entitled "Use and Reconciliation of Non-GAAP Financial Measures". This document does not update or otherwise supplement the information contained in the previously published results announcement.

Statoil reports net operating income of USD 1,060 million in the first quarter of 2016.

•        Strong operational performance - financial results affected by low price environment

•        Continuing to capture cost reductions and efficiency gains

•       Maintaining competitive capital distribution of USD 0.2201 per share

 “Our financial results were affected by low oil and gas prices in the quarter. We delivered strong operational performance across all business areas, high production efficiency and results in line with expectations from liquids trading and refining. The guidance for 2016 is maintained,” says Eldar Sætre, President and CEO of Statoil ASA.

“The industry is facing challenges. However, I am pleased to see progress consistent with the priorities we presented in February. We have a firm plan to improve efficiency and make faster and deeper cost reductions. We are radically improving our project break evens and we are on track to re-set costs and thereby impact the parameters that we can control”, says Sætre.

Net operating income was USD 1,060 million in the first quarter compared to negative USD 3,303 million in the same period in 2015. The increase was mainly due to lower depreciation, amortisation and net impairment losses, good operational performance and reduced underlying operating costs, partially offset by significantly lower liquids and gas prices.

Net income was USD 611 million in the first quarter compared to a net loss of USD 4,571 million in the same period of 2015. Net impairment reversals of USD 308 million before tax in the first quarter of 2016 positively impacted net income, compared to net impairment charges of USD 5,935 million before tax in the same period last year.

Statoil delivered equity production of 2,054 mboe per day in the first quarter. The underlying production growth in the quarter, after adjusting for divestments, was 2% compared to the first quarter last year. Production from the Norwegian continental shelf (NCS) grew 2% in the first quarter of 2016 compared to last year, adjusted for divestments. Equity production outside of Norway was 734 mboe per day, in line with the first quarter last year, adjusted for transactions.

In the first quarter Statoil made two small discoveries on the NCS. As of 31 March 2016, Statoil had completed seven wells, with four wells on-going. Exploration expenses in the quarter were USD 351 million, down from USD 1,721 million in the first quarter of 2015.

Cash flow from operations amounted to USD 2,205 million in the first quarter compared to USD 3,740 million in the same period last year. In light of the low liquids and gas prices in the quarter, Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter was 28.1%. Organic capital expenditure was USD 2.4 billion in the first three months of 2016.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the first quarter. Subject to approval of the proposed scrip dividend programme at the annual general meeting on 11 May 2016, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip dividend programme for the first quarter will be published in due course.

The serious incidents frequency indicator was revised as from 2016, and caters now for Safety and Security incidents with an actual serious consequence. The twelve month average Actual Serious incident frequency (Actual SIF) was 0.21 per 31 March 2016, compared to 0.20 in the same period last year.

	Quarters			Change
	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Net operating income (USD million)	1,060	152	(3,303)	N/A
Net income (USD million)	611	(1,122)	(4,571)	N/A
Total equity liquids and gas production (mboe per day) [4]	2,054	2,046	2,056	(0%)
Group average liquids price (USD/bbl) [1]	29	38	47	(39%)

Key events since fourth quarter 2015:

•        Drilling of the first of a total of 35 wells for the first phase of the Johan Sverdrup field development commenced early March

•        Statoil announced the acquisition of 11.93% of the shares and votes in Lundin Petroleum, increasing Statoil’s exposure to core field development projects and growth assets on NCS, including Johan Sverdrup and Edvard Grieg

•        In the Awards in Predefined Areas (APA) round 2015, Statoil was awarded interest in 24 licences on the NCS, the highest number of licences since 2005

•        In April, Statoil entered the German offshore wind market, through a 50% acquisition of the Arkona offshore wind farm, providing renewable energy for up to 400,000 households in Germany

FIRST QUARTER 2016 GROUP REVIEW

The first quarter financial results continued to be characterised by the low price environment. Strong operational performance and a positive cost development affected earnings positively.

Total equity liquids and gas production [4]  was 2,054 mboe per day in the first quarter of 2016, at the same level as in the first  quarter of 2015. Expected natural decline on mature fields and lower ownership shares from divestments were offset by stronger operational performance and new production from ramp-up and start-up on various fields.

Total entitlement liquids and gas production [3] was slightly up by 2% to 1,909 mboe per day compared to 1,878 mboe per day in the first  quarter of 2015. The increase was due to a beneficial effect from production sharing agreements (PSA effect), mainly as a result of the decline in oil prices.  The PSA effect was 100 mboe per day in the first quarter of 2016 compared to 134 mboe per day in the first quarter of 2015.

Net operating income  was USD 1,060 million in the first quarter of 2016, compared to negative USD 3,303 million in the first quarter of 2015, primarily due to lower impairment charges, partially offset by significant drop in liquids prices and reduction in gas prices. In the first quarter of 2016, net operating income was positively affected by net impairment reversals of USD 308 million, mainly due to improved production profiles and lower operating and capital expenditures on both conventional and un-conventional assets.

In the first quarter of 2015, net operating income was negatively impacted by net impairment charges of USD 5,935 million as a result of downward revisions of long term price assumptions.

Total revenues and other income decreased primarily due to the significant drop in liquids prices and the reduction in gas prices, lower margins for gas sales and trading activity and lower refinery margins.

Operating and administrative expenses decreased by USD 677 million compared to the first  quarter of 2015, mainly due to reduced operational costs, lower maintenance activity and effects from on-going cost reduction initiatives. Lower transportation costs, diluent expenses and royalties as a result of the reduced prices and lower volumes, also contributed to the decrease.

Depreciation, amortisation and net impairment losses decreased by USD 5,299 mainly due to net impairment reversals in the first quarter of 2016, compared to high impairments in the first quarter of 2015. The net impairment of assets in 2015, the positive effect from exchange rate development and revisions of proved reserves for certain assets led to decreased depreciation costs in the first quarter of 2016 compared to the first quarter of 2015. The decrease was partially offset by higher production from ramp-up and start-up on various fields.

Exploration expenses decreased by USD 1,370 million in the first quarter of 2016, mainly due to lower impairments, lower drilling activity and relatively more expensive wells being drilled in the first quarter of 2015, partially offset by a lower capitalisation rate in the first quarter of 2016.

Net financial items amounted to a gain of USD 625 million in the first  quarter of 2016, compared to a gain of USD 173 million in the first  quarter of 2015. The change is mainly due to an increased gain on derivatives related to our long term debt portfolio, mainly due to the decrease in interest yield curves.

Income taxes were USD 1,074 million in the first quarter of 2016 , equivalent to an effective tax rate of 63.7%, compared to a negative effective tax rate of 46.1% in the first quarter of 2015.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Condensed income statement under IFRS	Quarters			Change
(unaudited, in USD million)	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Total revenues and other income	10,115	13,093	15,513	(35%)

Purchases [net of inventory variation]	(4,170)	(5,974)	(6,586)	(37%)
Operating and administrative expenses	(2,495)	(2,516)	(3,172)	(21%)
Depreciation, amortisation and net impairment losses	(2,039)	(3,972)	(7,338)	(72%)
Exploration expenses	(351)	(480)	(1,721)	(80%)

Net operating income	1,060	152	(3,303)	N/A

Net financial items	625	(625)	173	>100%

Income before tax	1,685	(473)	(3,129)	N/A

Income tax	(1,074)	(649)	(1,441)	(25%)

Net income	611	(1,122)	(4,571)	N/A

Net income in the first  quarter of 2016 was USD 611 million compared to negative USD 4,571 in the first  quarter of 2015, primarily due to net impairment reversals of USD 308 million in first quarter of 2016, compared to net impairment charges of USD 5,935 million the same period last year. Lower depreciation, increased gain on net financial items and lower income taxes positively impacted net income. Significantly lower liquids and gas prices partially offset the positive impact on net income.

Cash flows provided by operating activities were USD 2,205 million in the first quarter of 2016 compared to USD 3,740 million in the first quarter of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 3,386 million in the first quarter of 2016 compared to USD 5,765 million in the first quarter of 2015. The 41% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 2,337 million in the first quarter of 2016 compared to USD 8,338 million in the first quarter of 2015. The decrease of USD 6,001 million was mainly due an increase in financial investments of USD 4,857 million in the first quarter of 2015 compared to a decrease in financial investments of USD 451 million in the first quarter of 2016.

Cash flows used in financing activities were USD 248 million in the first quarter of 2016 compared to cash flows provided by financing activities of USD 2,742 million in the first quarter of 2015, a change of USD 2,990 million. The significant cash provided by financing activities in the first quarter of 2015 reflect mainly the issuance of new debt of USD 4,262 million which was partially offset by the repayment of debt of USD 1,427 million.

OUTLOOK

•      Organic capital expenditures for 2016 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 13 billion

•      Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 2 billion for 2016, excluding signature bonuses

•      Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 2.5 billion from 2016

•      Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•      For the period 2014 – 2017, organic production growth [7] is expected to come from new projects resulting in around 1% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•      The equity production for 2016 is estimated to be somewhat lower than the 2015 level due to Statoil’s value over volume-approach

•      Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 55 mboe per day in the second quarter of 2016. In total, maintenance is estimated to reduce equity production by around 60 mboe per day for the full fiscal year 2016, which is higher than the 2015 impact

•      Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties are estimated to be around 135 mboe per day in 2016 based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel [4]

•      Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

First quarter 2016 review

Average daily production of liquids and gas increased by 2% to 1,320 mboe per day in the first quarter of 2016 compared to the first quarter of 2015. The increase was mainly due to stronger operational performance from several fields and ramp-up of new fields, partially offset by expected natural decline on mature fields and lower gas sales.

Net operating income for Development and Production Norway (DPN) was USD 1,325 million compared to USD 2,047 million in the first quarter of 2015. The decrease by 35% in net operating income in the first quarter of 2016 compared to the first quarter of 2015 was mainly due to the drop in liquids and gas prices, partially offset by increased production and the NOK/USD exchange rate development.

In the first quarter of 2015 net operating income was negatively impacted by lower fair value of derivatives of USD 298 million and impairment charges of USD 140 million.

Operating and administrative expenses  decreased mainly due to the results of efficiency gains from improvement initiatives and the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses  decreased mainly due to the NOK/USD exchange rate development and decreased asset retirement obligations, partially offset by ramp-up of new fields.

Exploration expenses decreased compared to 2015 mainly due to lower drilling activity and more expensive wells being drilled in the first quarter of 2015.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Total revenues and other income	3,338	4,087	4,786	(30%)

Operating and administrative expenses	(717)	(600)	(1,016)	(29%)
Depreciation, amortisation and net impairment losses	(1,228)	(1,666)	(1,569)	(22%)
Exploration expenses	(69)	(117)	(154)	(55%)

Net operating income	1,325	1,704	2,047	(35%)

DEVELOPMENT AND PRODUCTION INTERNATIONAL

First quarter 2016 review

Average equity production of liquids and gas in the first quarter of 2016 decreased by 3% to 734 mboe per day compared to the first quarter of 2015. The divestment of the Shah Deniz project, natural decline on various fields and higher effect of planned turnarounds were offset by ramp-up on the Corrib and Jack/St. Malo –fields and positive operational effects on the Marcellus shale play.

Average daily entitlement production of liquids and gas  in the first quarter of 2016 increased by 1% to 589 mboe per day compared to the first quarter of 2015. The increase was due to a beneficial effect from production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 100 mboe per day in the first quarter of 2016 compared to 134 mboe per day in the first quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 473 million compared to negative USD 6,134 million the first quarter of 2015. Lower realised oil and gas prices negatively impacted net operating income. This was partially offset by net reversal of impairments of USD 314 million and lower operating expenses and depreciation.

In the first quarter of 2015, net operating income was negatively impacted by net impairment charges of USD 5,795 million.

Operating and administrative expenses decreased due to lower operation and maintenance costs relating to various fields, in addition to lower diluent expenses and royalties caused by reduced prices and lower volumes. Portfolio changes added further to the decrease. The decreases were partially offset by higher transportation expenses in the US and operating costs for new fields coming on stream.

Depreciation, amortisation and net impairment losses decreased primarily due to net impairment reversals in the first quarter of 2016 compared to net impairments charges in the first quarter of 2015. Higher reserves estimates added to the decrease. Higher production volumes from the start-up and ramp-up of new fields partially offset the decrease in depreciation.

Exploration expenses decreased primarily due lower impairments, lower drilling activity and less expensive wells being drilled in the first quarter of 2016. A lower capitalisation rate as a result of unsuccessful drilling compared to first quarter of 2015 partially offset the decrease.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Total revenues and other income	1,139	1,209	1,964	(42%)

Operating and administrative expenses	(626)	(702)	(888)	(30%)
Depreciation, amortisation and net impairment losses	(702)	(2,168)	(5,641)	(88%)
Exploration expenses	(282)	(363)	(1,567)	(82%)

Net operating income	(473)	(2,031)	(6,134)	92%

MARKETING, MIDSTREAM AND PROCESSING

First quarter 2016 review

Natural gas sales volumes in the first quarter of 2016 amounted to 14.9 billion standard cubic meters (bcm), down 4% compared to the first quarter of 2015. The decrease was mainly due to lower third-party volumes and divestments. Of the total gas sales in the first quarter of 2016, entitlement gas was 12.2 bcm compared to 12.1 bcm in the first quarter of 2015.

Average invoiced European natural gas sales price [8] decreased by 31% due to abundant gas supply, combined with a comparatively mild winter. Average invoiced North American piped gas sales price [8] decreased by 48% due to abundant gas supply, combined with warmer weather conditions in the Northeast in the first quarter of 2016 compared to the first quarter of 2015.

Net operating income for Marketing, Midstream and Processing (MMP) was USD 303 million compared to USD 831 million in the first quarter of 2015. Net operating income was negatively impacted by changes in the market value of storage and future physical contracts of USD 149 million. Lower margins for gas sales and trading activity, partially as a result of realised sales being less exposed to longer dated price markers than reflected in the transfer price formula, and lower refinery margins added to the decrease.

Operating and administrative expenses   decreased as a result of lower transportation costs,  effects from the on-going cost initiatives and the NOK/USD exchange rate development.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Total revenues and other income	9,934	13,091	15,442	(36%)

Purchases [net of inventory variation] [6]	(8,485)	(11,362)	(13,301)	(36%)
Operating and administrative expenses	(1,073)	(1,157)	(1,218)	(12%)
Depreciation, amortisation and net impairment losses	(73)	(98)	(92)	(21%)

Net operating income	303	474	831	(64%)

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly. For more information concerning this re-presentation see note 9 Change of presentation currency – re-presentation of comparative periods to these Condensed interim financial statements.

CONSOLIDATED STATEMENT OF INCOME

	Quarters			Full year
(unaudited, in USD million)	Q1 2016	Q4 2015	Q1 2015	2015

Revenues	10,087	12,809	15,404	57,900
Net income from equity accounted investments	20	(35)	39	(29)
Other income	8	320	70	1,770

Total revenues and other income	10,115	13,093	15,513	59,642

Purchases [net of inventory variation]	(4,170)	(5,974)	(6,586)	(26,254)
Operating expenses	(2,247)	(2,246)	(2,928)	(10,512)
Selling, general and administrative expenses	(247)	(270)	(244)	(921)
Depreciation, amortisation and net impairment losses	(2,039)	(3,972)	(7,338)	(16,715)
Exploration expenses	(351)	(480)	(1,721)	(3,872)

Net operating income	1,060	152	(3,303)	1,366

Net financial items	625	(625)	173	(1,311)

Income before tax	1,685	(473)	(3,129)	55

Income tax	(1,074)	(649)	(1,441)	(5,225)

Net income	611	(1,122)	(4,571)	(5,169)

Attributable to equity holders of the company	607	(1,126)	(4,578)	(5,192)
Attributable to non-controlling interests	4	4	8	22

Basic earnings per share (in USD)	0.19	(0.35)	(1.44)	(1.63)
Diluted earnings per share (in USD)	0.19	(0.35)	(1.44)	(1.63)
Weighted average number of ordinary shares outstanding (in millions)	3,180	3,178	3,180	3,179

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			Full year
(unaudited, in USD million)	Q1 2016	Q4 2015	Q1 2015	2015

Net income	611	(1,122)	(4,571)	(5,169)

Actuarial gain (loss) on defined benefit pension plans	(221)	1,013	359	1,599
Income tax effect on income and expenses recognised in OCI	60	(290)	(101)	(461)
Items that will not be reclassified to the Consolidated statement of income	(161)	722	258	1,138

Currency translation adjustments	1,357	(656)	(2,266)	(3,976)
Net gain (loss) from available for sale financial assets	89	0	0	0
Items that may be subsequently reclassified to the Consolidated statement of income	1,445	(656)	(2,266)	(3,976)

Other comprehensive income	1,284	66	(2,008)	(2,838)

Total comprehensive income	1,895	(1,056)	(6,578)	(8,007)

Attributable to the equity holders of the company	1,891	(1,060)	(6,586)	(8,030)
Attributable to non-controlling interests	4	4	8	22

CONSOLIDATED BALANCE SHEET

	At 31 March	At 31 December	At 31 March	At 31 December
(unaudited, in USD million)	2016	2015	2015	2014

ASSETS
Property, plant and equipment	64,576	62,006	68,571	75,619
Intangible assets	9,494	9,452	9,447	11,458
Equity accounted investments	835	824	1,465	1,127
Deferred tax assets	1,775	2,022	2,037	1,732
Pension assets	1,242	1,284	916	1,072
Derivative financial instruments	3,294	2,697	3,557	4,023
Financial investments	3,037	2,336	2,364	2,634
Prepayments and financial receivables	849	967	971	766

Total non-current assets	85,102	81,588	89,328	98,430

Inventories	2,594	2,502	3,029	3,193
Trade and other receivables	6,868	6,671	9,699	11,212
Derivative financial instruments	407	542	844	717
Financial investments	9,292	9,817	12,110	7,968
Cash and cash equivalents	8,540	8,623	8,657	11,182

Total current assets	27,700	28,154	34,338	34,272

Total assets	112,802	109,742	123,666	132,702

EQUITY AND LIABILITIES
Shareholders' equity	42,162	40,271	44,643	51,225
Non-controlling interests	36	36	53	57

Total equity	42,198	40,307	44,696	51,282

Finance debt	30,210	29,965	30,930	27,593
Deferred tax liabilities	7,553	7,421	8,259	9,613
Pension liabilities	3,213	2,979	3,486	3,752
Provisions	13,192	12,422	15,389	15,766
Derivative financial instruments	935	1,285	993	611

Total non-current liabilities	55,105	54,073	59,057	57,335

Trade and other payables	9,003	9,333	11,896	13,545
Current tax payable	3,151	2,740	5,532	5,321
Finance debt	2,796	2,326	2,306	3,561
Dividends payable	0	700	0	770
Derivative financial instruments	550	264	178	887

Total current liabilities	15,499	15,363	19,913	24,085

Total liabilities	70,604	69,436	78,970	81,420

Total equity and liabilities	112,802	109,743	123,666	132,702

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2014	1,139	5,714	45,677	(1,305)	(0)	51,225	57	51,282
Net income for the period			(4,578)			(4,578)	8	(4,571)
Other comprehensive income			258	(2,266)	0	(2,008)		(2,008)
Total comprehensive income								(6,578)
Dividends			1			1		1
Other equity transactions		2	0			2	(11)	(9)

At 31 March 2015	1,139	5,717	41,358	(3,571)	(0)	44,643	53	44,696

At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	40,271	36	40,307
Net income for the period			607			607	4	611
Other comprehensive income			(161)	1,357	89	1,284		1,284
Total comprehensive income								1,895
Dividends			0			0		0
Other equity transactions		1	(0)			0	(5)	(5)

At 31 March 2016	1,139	5,720	39,138	(3,924)	89	42,162	36	42,198

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters			Full year
(unaudited, in USD million)	Q1 2016	Q4 2015	Q1 2015	2015

Income before tax	1,685	(473)	(3,129)	55

Depreciation, amortisation and net impairment losses	2,039	3,972	7,338	16,715
Exploration expenditures written off	142	(108)	1,423	2,164
(Gains) losses on foreign currency transactions and balances	(614)	424	447	1,166
(Gains) losses on sales of assets and businesses	(5)	(301)	(59)	(1,716)
(Increase) decrease in other items related to operating activities	712	367	(299)	558
(Increase) decrease in net derivative financial instruments	(526)	262	12	1,551
Interest received	68	81	114	363
Interest paid	(115)	(137)	(81)	(443)

Cash flows provided by operating activities before taxes paid and working capital items	3,386	4,087	5,765	20,414

Taxes paid	(743)	(2,226)	(1,671)	(8,078)

(Increase) decrease in working capital1)	(438)	357	(354)	1,292

Cash flows provided by operating activities	2,205	2,218	3,740	13,628

Additions through business combinations	0	(398)	0	(398)
Capital expenditures and investments	(2,821)	(3,214)	(3,963)	(15,518)
(Increase) decrease in financial investments	451	2,810	(4,857)	(2,813)
(Increase) decrease in other non-current items	23	(136)	1	(22)
Proceeds from sale of assets and businesses	10	690	481	4,249

Cash flows used in investing activities	(2,337)	(248)	(8,338)	(14,501)

New finance debt	0	9	4,262	4,272
Repayment of finance debt	(3)	(11)	(1,427)	(1,464)
Dividend paid	(697)	(658)	(757)	(2,836)
Net current finance debt and other	452	(224)	665	(701)

Cash flows provided by (used in) financing activities	(248)	(884)	2,742	(729)

Net increase (decrease) in cash and cash equivalents	(379)	1,086	(1,856)	(1,602)

Effect of exchange rate changes on cash and cash equivalents	296	(194)	(580)	(871)
Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613	7,721	11,085	11,085

Cash and cash equivalents at the end of the period (net of overdraft)2)	8,530	8,613	8,650	8,613

1)       (Increase)/decrease in items under operating activities include currency effects.

2)       At 31 March 2016 cash and cash equivalents included a net bank overdraft of USD 10 million.  At 31 December 2015 and at 31 March 2015 cash and cash equivalents included a net bank overdraft of USD 10 million and USD 7 million, respectively.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the first quarter of 2016 were authorised for issue by the board of directors on 26 April 2016.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Consolidated interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil’s business activities and to align with industry practice. See note 9 Change of presentation currency – re-presentation of comparative periods for further information about the change and its impact on the financial statements.

There have been no other changes to significant accounting policies in the first quarter of 2016 compared to the annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil’s operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	22	137	9,909	27	0	10,095
Revenues inter-segment	3,317	1,000	12	(2)	(4,327)	0
Net income from equity accounted investments	0	2	13	5	0	20

Total revenues and other income	3,338	1,139	9,934	31	(4,327)	10,115

Purchases [net of inventory variation]	0	(3)	(8,485)	(0)	4,318	(4,170)
Operating and SG&A expenses	(717)	(626)	(1,073)	(103)	24	(2,495)
Depreciation, amortisation and net impairment losses	(1,228)	(702)	(73)	(37)	0	(2,039)
Exploration expenses	(69)	(282)	0	0	0	(351)

Net operating income	1,325	(473)	303	(108)	14	1,060

Additions to PP&E, intangibles and equity accounted investments	1,234	1,016	118	115	0	2,482

Balance sheet information
Equity accounted investments	6	437	123	269	0	835
Non-current segment assets	29,631	39,264	4,414	761	0	74,070
Non-current assets, not allocated to segments						10,197

Total non-current assets						85,102

First quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(274)	303	15,356	90	0	15,474
Revenues inter-segment	5,057	1,648	60	0	(6,765)	0
Net income from equity accounted investments	3	13	27	(4)	0	39

Total revenues and other income	4,786	1,964	15,442	86	(6,765)	15,513

Purchases [net of inventory variation]	(0)	(1)	(13,301)	(0)	6,716	(6,586)
Operating and SG&A expenses	(1,016)	(888)	(1,218)	(100)	50	(3,172)
Depreciation, amortisation and net impairment losses	(1,569)	(5,641)	(92)	(35)	0	(7,338)
Exploration expenses	(154)	(1,567)	(0)	0	0	(1,721)

Net operating income	2,047	(6,134)	831	(49)	2	(3,303)

Additions to PP&E, intangibles and equity accounted investments	1,630	2,231	212	13	0	4,086

Balance sheet information
Equity accounted investments	33	655	764	14	0	1,465
Non-current segment assets	32,692	39,445	5,240	642	0	78,018
Non-current assets, not allocated to segments						9,844

Total non-current assets						89,328

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million.

The impairment reversals relate to unconventional onshore assets in North America amounting to USD 413 million and two conventional assets in the DPI segment amounting to USD 220 million, and are mainly driven by updated business plans resulting in improved production profiles and lower operating and capital expenditures.

The impairment charges of USD 325 million relate to an unconventional onshore asset in North America as a result of a lower fair market valuation, a conventional asset in the DPI segment as a result of an updated business plan and acquisition costs of oil and gas prospects.

See also note 6 Property, plant and equipment and intangible assets for further information on impairments.

In the first quarter of 2015, Statoil recognised net impairment losses of USD 5,934 million, of which USD 140 million was recognised in the DPN segment and USD 5,767 million in the DPI segment. Of the impairment losses in the DPI segment, USD 3,910 million, including goodwill of USD 539 million, related to unconventional onshore assets in North America. Of the remaining USD 1,857 million, relating to conventional upstream assets, USD 1,419 million related to assets in the Gulf of Mexico. The impairments were mainly driven by a downward adjustment of the long term commodity price assumptions.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first quarter of 2016, Norway constitutes 78% and the US constitutes 13%.

Non-current assets by country

	At 31 March	At 31 December	At 31 March
(in USD million)	2016	2015	2015

Norway	33,396	31,487	36,198
US	20,594	20,531	19,490
Angola	5,203	5,350	6,668
Brazil	3,483	3,474	3,885
UK	3,227	2,883	2,303
Canada	2,495	2,270	2,286
Algeria	1,454	1,435	1,590
Azerbaijan	1,398	1,416	3,375
Other countries	3,655	3,435	3,688

Total non-current assets1)	74,905	72,282	79,484

1)       Excluding deferred tax assets, pension assets and non-current financial assets.

3 Acquisitions and disposals

Acquisition of shares and votes in Lundin Petroleum AB

In the first quarter of 2016 Statoil acquired 11.93% of the issued share capital and votes in Lundin Petroleum AB for a total purchase price of SEK 4.6 billion (USD 541 million). The shares are accounted for as a non-current financial investment at fair value with changes in fair value through other comprehensive income. The fair value as of 31 March 2016 was USD 630 million and an unrealised gain before and after tax of USD 89 million is presented in the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income.

4 Financial items

	Quarters			Full year
(in USD million)	Q1 2016	Q4 2015	Q1 2015	2015

Net foreign exchange gains (losses)	8	(249)	32	(245)
Interest income and other financial items	48	137	171	396
Gains (losses) derivative financial instruments	824	(268)	208	(491)
Interest and other finance expenses	(255)	(246)	(238)	(971)

Net financial items	625	(625)	173	(1,311)

Statoil has available a US Commercial paper program with a limit of USD 4 billion.

At 31 March 2016 there are no outstanding amounts under the US Commercial paper program.

5 Income tax

	Quarters			Full year
(in USD million)	Q1 2016	Q4 2015	Q1 2015	2015

Income before tax	1,685	(473)	(3,129)	55
Income tax	(1,074)	(649)	(1,441)	(5,225)
Equivalent to a tax rate of	63.7%	>(100%)	(46.1%)	>100%

The tax rate for the Group for the first quarter of 2016 was primarily influenced by low tax rate on income from the Norwegian continental shelf caused by proportionally greater impact of uplift deduction and currency effects in entities that are taxable in other currencies than the functional currency. This was partially offset by write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income.

The tax rate for the first quarter of 2015 was primarily influenced by impairments with lower than average tax rates. The tax rate was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency this quarter.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2015	62,006	9,452
Additions	2,506	137
Transfers	47	(47)
Disposals and reclassifications	(1)	(2)
Expensed exploration expenditures and impairment losses	0	(142)
Depreciation, amortisation and net impairment losses	(2,036)	(3)
Effect of foreign currency translation adjustments	2,054	99

Balance at 31 March 2016	64,576	9,494

Impairments

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million. See also note 2 Segments.

First quarter 2016	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(379)	(14)	(393)
Acquisition costs related to oil and gas prospects	0	84	84

Total net impairment losses/(reversals) recognised	(379)	71	(308)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Provisions, commitments, contingent liabilities and contingent assets

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 20 April 2016, Statoil entered into a confidential agreement to divest unconventional non-core properties in the United States for a cash consideration of approximately USD 400 million. The closing of this transaction is subject to customary procedures, which are expected to be completed early third quarter 2016. Statoil does not expect to realise a gain or loss on this transaction, but Statoil impaired the carrying amount of these properties in first quarter of 2016 by USD 131 million. This impairment is reflected as part of depreciation, amortisation and net impairment losses and exploration expense in the Consolidated Statement of Income.

On 26 April 2016 the board of directors resolved to declare a dividend for the first quarter of 2016 of USD 0.2201 per share. The shares will trade ex-dividend on 10 August 2016 on both the Oslo Børs (OSE) and for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). Proposed dividend of USD 0.2201 per share for the fourth quarter of 2015 is expected to be adopted by the annual general meeting of shareholders on 11 May 2016 and the shares will trade ex-dividend on 12 May 2016 on OSE and for ADR holders at NYSE.

Subject to approval of the proposed scrip dividend programme at the annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip programme for first quarter will be published in due course.

9 Change of presentation currency – re-presentation of comparative periods

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollars (USD). The change was made mainly in order to better reflect the underlying USD exposure of Statoil’s business activities and to align with industry practice.

The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented to USD, to reflect the change in presentation currency.

The re-presented Consolidated statement of income, Consolidated statement of other comprehensive income, Consolidated balance sheet, Consolidated statement of changes in equity, Consolidated statement of cash flows and the segment information are presented in USD in this note disclosure for the periods ending 31 December 2014, 31 December 2015 and for the four quarters of 2015. The changes made to each of the statements and to the segment information are described below. There are no policy changes other than the change in presentation currency.

The different components of assets and liabilities in USD correspond to the amount published in NOK translated at the USD/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency will not impact the valuation of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios.

All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil’s transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date.

The recalculation of currency translation adjustments in USD has an impact on the distribution of shareholders’ equity for comparable periods, between currency translation adjustments and other components of equity. Together with changes in net income arising from the change in presentation currency, these effects are presented as re-presentations in the table below.

EFFECT OF CHANGES IN REPORTED EQUITY

(unaudited)	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million1)	Re-presentation in USD million	Consolidated financial statements in USD million
31 December, 2014

Share capital	8.0	1,072	67	1,139
Additional paid-in capital	40.2	5,408	306	5,714
Retained earnings	268.4	36,097	9,580	45,677
Currency translation adjustments	64.3	8,650	(9,955)	(1,305)
Non-controlling interests	0.4	54	3	57

Total equity	381.2	51,282	0	51,282

1) Translated at exchange rate NOK 7,4332 : USD 1 as of 31 December 2014.

(unaudited)	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million1)	Re-presentation in USD million	Consolidated financial statements in USD million
31 December, 2015

Share capital	8.0	905	234	1,139
Additional paid-in capital	40.1	4,552	1,168	5,720
Retained earnings	215.1	24,417	14,276	38,693
Currency translation adjustments	91.6	10,398	(15,679)	(5,281)
Non-controlling interests	0.3	34	2	36

Total equity	355.1	40,307	0	40,307

1) Translated at exchange rate NOK 8,8090 : USD 1 as of 31 December 2015.

The Consolidated statement of income, Consolidated statement of other comprehensive income, Consolidated statement of changes in equity and Consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions.

Upon disposal of a foreign operation accumulated currency translation adjustments arising from currency movements between the Group’s presentation currency and the operational currency of the foreign operation are reclassified from equity to profit or loss and included as part of the gain or loss from the disposal, presented as other income. When changing the Group’s presentation currency from NOK to USD, the gains or losses from such disposals have been changed to reflect accumulated currency gains or losses being calculated based on USD being the presentation currency rather than NOK. These effects are presented as re-presentations in the table below.

EFFECT OF CHANGES IN REPORTED NET INCOME

(unaudited)	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million1)	Re-presentation in USD million	Consolidated financial statements in USD million
Net income

Full year 2014	22	3,831	56	3,887

Q4 2015	(9)	(1,074)	(48)	(1,122)
Q3 2015	(3)	(341)	(2)	(343)
Q2 2015	10	1,299	(433)	866
Q1 2015	(35)	(4,568)	(2)	(4,571)
Full year 2015	(37)	(4,684)	(485)	(5,169)

1)       Translated at average exchange rates for the quarters.

The disposal with most significant effect on the net income of the Group is the disposal of Statoil’s interests in Shah Deniz, presented within the DPI segment in the second quarter 2015, for which the gain presented in NOK included NOK 3.2 billion arising from reclassification of accumulated translation differences. As the disposed foreign operation had USD as functional currency, there are no accumulated translation differences when presented in USD for this transaction.

The Statement of cash flow has been re-presented to reflect the changes described above and based on the currency rates applicable at the transaction dates of relevant transactions. The re-presentation impacts the classification between the different lines in the statement of cash flow, between currency translation adjustments and other components of cash flow.

CONSOLIDATED STATEMENT OF INCOME

Quarters					Full year
Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	2014

15,404	16,041	13,647	12,809	Revenues	57,900	96,708
39	28	(60)	(35)	Net income from equity accounted investments	(29)	(34)
70	1,353	27	320	Other income	1,770	2,590

15,513	17,422	13,614	13,093	Total revenues and other income	59,642	99,264

(6,586)	(7,307)	(6,388)	(5,974)	Purchases [net of inventory variation]	(26,254)	(47,980)
(2,928)	(2,733)	(2,605)	(2,246)	Operating expenses	(10,512)	(11,657)
(244)	(189)	(219)	(270)	Selling, general and administrative expenses	(921)	(1,159)
(7,338)	(3,087)	(2,319)	(3,972)	Depreciation, amortisation and net impairment losses	(16,715)	(15,925)
(1,721)	(471)	(1,201)	(480)	Exploration expenses	(3,872)	(4,666)

(3,303)	3,635	883	152	Net operating income	1,366	17,878

173	(940)	80	(625)	Net financial items	(1,311)	20

(3,129)	2,695	963	(473)	Income before tax	55	17,898

(1,441)	(1,829)	(1,306)	(649)	Income tax	(5,225)	(14,011)

(4,571)	866	(343)	(1,122)	Net income	(5,169)	3,887

(4,578)	861	(348)	(1,126)	Attributable to equity holders of the company	(5,192)	3,871
8	5	5	4	Attributable to non-controlling interests	22	16

(1.44)	0.27	(0.11)	(0.35)	Basic earnings per share (in USD)	(1.63)	1.22
(1.44)	0.27	(0.11)	(0.35)	Diluted earnings per share (in USD)	(1.63)	1.21
3,180	3,180	3,179	3,178	Weighted average number of ordinary shares outstanding (in millions)	3,179	3,180

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters					Full year
Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	2014

(4,571)	866	(343)	(1,122)	Net income	(5,169)	3,887

359	240	(13)	1,013	Actuarial gain (loss) on defined benefit pension plans	1,599	636
(101)	(64)	(6)	(290)	Income tax effect on income and expenses recognised in OCI	(461)	(56)
258	176	(19)	722	Items that will not be reclassified to the Consolidated statement of income	1,138	580

(2,266)	833	(1,887)	(656)	Currency translation adjustments	(3,976)	(5,167)
(2,266)	833	(1,887)	(656)	Items that may be subsequently reclassified to the Consolidated statement of income	(3,976)	(5,167)

(2,008)	1,009	(1,905)	66	Other comprehensive income	(2,838)	(4,587)

(6,578)	1,875	(2,248)	(1,056)	Total comprehensive income	(8,007)	(701)

(6,586)	1,870	(2,253)	(1,060)	Attributable to the equity holders of the company	(8,030)	(717)
8	5	5	4	Attributable to non-controlling interests	22	16

CONSOLIDATED BALANCE SHEET

At 30 September	At 30 June	At 31 March		At 31 December	At 31 December	At 31 December
2015	2015	2015	(unaudited, in USD million)	2015	2014	2013

			ASSETS
65,846	67,305	68,571	Property, plant and equipment	62,006	75,619	80,115
8,969	9,838	9,447	Intangible assets	9,452	11,458	15,039
1,083	1,196	1,465	Equity accounted investments	824	1,127	1,218
1,708	1,540	2,037	Deferred tax assets	2,022	1,732	1,355
721	1,045	916	Pension assets	1,284	1,072	863
2,931	2,786	3,557	Derivative financial instruments	2,697	4,023	3,625
2,310	2,285	2,364	Financial investments	2,336	2,634	2,703
910	928	971	Prepayments and financial receivables	967	766	1,402

84,477	86,924	89,328	Total non-current assets	81,588	98,430	106,321

2,855	3,362	3,029	Inventories	2,502	3,193	4,861
7,369	9,505	9,699	Trade and other receivables	6,671	11,212	13,452
388	456	844	Derivative financial instruments	542	717	476
12,948	13,658	12,110	Financial investments	9,817	7,968	6,446
7,722	7,003	8,657	Cash and cash equivalents	8,623	11,182	14,016

31,283	33,983	34,338	Total current assets	28,154	34,272	39,251

115,760	120,907	123,666	Total assets	109,742	132,702	145,572

			EQUITY AND LIABILITIES
42,028	44,980	44,643	Shareholders' equity	40,271	51,225	58,432
40	48	53	Non-controlling interests	36	57	81

42,068	45,029	44,696	Total equity	40,307	51,282	58,513

31,082	31,194	30,930	Finance debt	29,965	27,593	27,197
7,789	8,366	8,259	Deferred tax liabilities	7,421	9,613	11,672
3,244	3,401	3,486	Pension liabilities	2,979	3,752	3,666
14,214	14,412	15,389	Provisions	12,422	15,766	16,722
1,041	1,076	993	Derivative financial instruments	1,285	611	366

57,369	58,449	59,057	Total non-current liabilities	54,073	57,335	59,622

9,915	11,130	11,896	Trade and other payables	9,333	13,545	15,712
3,740	3,842	5,532	Current tax payable	2,740	5,321	8,678
1,667	1,344	2,306	Finance debt	2,326	3,561	2,806
674	728	0	Dividends payable	700	770	0
327	386	178	Derivative financial instruments	264	887	241

16,323	17,430	19,913	Total current liabilities	15,363	24,085	27,437

73,692	75,879	78,970	Total liabilities	69,436	81,420	87,059

115,760	120,907	123,666	Total equity and liabilities	109,743	132,702	145,572

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2013	1,139	5,741	47,690	3,863	58,432	81	58,513
Net income for the period			3,871		3,871	16	3,887
Other comprehensive income			580	(5,167)	(4,587)		(4,587)
Dividends			(6,517)		(6,517)		(6,517)
Other equity transactions		(26)	54		27	(39)	(12)

At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282

At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(5,192)		(5,192)	22	(5,169)
Other comprehensive income			1,138	(3,976)	(2,838)		(2,838)
Dividends			(2,930)		(2,930)		(2,930)
Other equity transactions		6	0		6	(43)	(38)

At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(4,578)		(4,578)	8	(4,571)
Other comprehensive income			258	(2,266)	(2,008)		(2,008)
Dividends			1		1		1
Other equity transactions		2	-		2	(11)	(9)
At 31 March 2015	1,139	5,717	41,358	(3,571)	44,643	53	44,696
Net income for the period			861		861	5	866
Other comprehensive income			176	833	1,009		1,009
Dividends			(1,532)		(1,532)		(1,532)
Other equity transactions		-	-		-	(10)	(11)
At 30 June 2015	1,139	5,716	40,863	(2,738)	44,980	48	45,029
Net income for the period			(348)		(348)	5	(343)
Other comprehensive income			(19)	(1,887)	(1,905)		(1,905)
Dividends			(700)		(700)		(700)
Other equity transactions		1	-		1	(14)	(12)
At 30 September 2015	1,139	5,718	39,797	(4,625)	42,028	40	42,068
Net income for the period			(1,126)		(1,126)	4	(1,122)
Other comprehensive income			722	(656)	66		66
Dividends			(700)		(700)		(700)
Other equity transactions		2	-		2	(8)	(6)
At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters					Full year
Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	2014

(3,129)	2,695	963	(473)	Income before tax	55	17,898

7,338	3,087	2,319	3,972	Depreciation, amortisation and net impairment losses	16,715	15,925
1,423	(53)	902	(108)	Exploration expenditures written off	2,164	2,097
447	(729)	1,024	424	(Gains) losses on foreign currency transactions and balances	1,166	883
(59)	(1,346)	(9)	(301)	(Gains) losses on sales of assets and businesses	(1,716)	(1,998)
(299)	424	65	367	(Increase) decrease in other items related to operating activities	558	(1,671)
12	1,449	(171)	262	(Increase) decrease in net derivative financial instruments	1,551	254
114	84	84	81	Interest received	363	341
(81)	(134)	(91)	(137)	Interest paid	(443)	(551)

5,765	5,476	5,085	4,087	Cash flows provided by operating activities before taxes paid and working capital items	20,414	33,178

(1,671)	(3,033)	(1,149)	(2,226)	Taxes paid	(8,078)	(15,308)

(354)	94	1,195	357	(Increase) decrease in working capital	1,292	2,335

3,740	2,538	5,132	2,218	Cash flows provided by operating activities	13,628	20,205

0	0	0	(398)	Additions through business combinations	(398)	0
(3,963)	(4,363)	(3,978)	(3,214)	Capital expenditures and investments	(15,518)	(19,497)
(4,857)	(456)	(310)	2,810	(Increase) decrease in financial investments	(2,813)	(1,919)
1	108	6	(136)	(Increase) decrease in other non-current items	(22)	128
481	2,650	429	690	Proceeds from sale of assets and businesses	4,249	3,514

(8,338)	(2,061)	(3,854)	(248)	Cash flows used in investing activities	(14,501)	(17,775)

4,262	2	0	9	New finance debt	4,272	3,010
(1,427)	(18)	(8)	(11)	Repayment of finance debt	(1,464)	(1,537)
(757)	(735)	(687)	(658)	Dividend paid	(2,836)	(5,499)
665	(1,460)	317	(224)	Net current finance debt and other	(701)	(2)

2,742	(2,210)	(378)	(884)	Cash flows provided by (used in) financing activities	(729)	(4,028)

(1,856)	(1,733)	900	1,086	Net increase (decrease) in cash and cash equivalents	(1,602)	(1,598)

(580)	70	(166)	(194)	Effect of exchange rate changes on cash and cash equivalents	(871)	(1,329)
11,085	8,650	6,987	7,721	Cash and cash equivalents at the beginning of the period (net of overdraft)	11,085	14,013

8,649	6,986	7,721	8,613	Cash and cash equivalents at the end of the period (net of overdraft)	8,613	11,085

REPORTING SEGMENTS

Fourth quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	150	(117)	13,049	47	0	13,128
Revenues inter-segment	3,937	1,373	39	1	(5,350)	(0)
Net income from equity accounted investments	0	(47)	3	8	0	(35)
Total revenues and other income	4,087	1,209	13,091	57	(5,350)	13,093

Purchases [net of inventory variation]	(0)	(8)	(11,362)	(0)	5,396	(5,974)
Operating and SG&A expenses	(600)	(702)	(1,157)	(103)	45	(2,516)
Depreciation, amortisation and net impairment losses	(1,666)	(2,168)	(98)	(40)	0	(3,972)
Exploration expenses	(117)	(363)	0	0	0	(480)
Net operating income	1,704	(2,031)	474	(87)	92	152

Additions to PP&E, intangibles and equity accounted investments	1,385	1,946	291	49	0	3,670

Balance sheet information
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305

Total non-current assets						81,588

Third quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	(36)	(114)	13,802	23	0	13,674
Revenues inter-segment	4,093	1,588	37	(1)	(5,718)	0
Net income from equity accounted investments	0	(70)	12	(3)	0	(60)
Total revenues and other income	4,057	1,404	13,851	20	(5,718)	13,614

Purchases [net of inventory variation]	(0)	0	(12,212)	0	5,825	(6,388)
Operating and SG&A expenses	(814)	(917)	(1,047)	(76)	31	(2,823)
Depreciation, amortisation and net impairment losses	(1,419)	(1,249)	383	(35)	0	(2,319)
Exploration expenses	(133)	(1,068)	(0)	0	0	(1,201)
Net operating income	1,690	(1,829)	975	(91)	137	883

Additions to PP&E, intangibles and equity accounted investments	1,518	1,958	137	185	0	3,798

Balance sheet information
Equity accounted investments	5	555	237	285	0	1,083
Non-current segment assets	30,455	38,036	5,554	770	0	74,815
Non-current assets, not allocated to segments						8,579

Total non-current assets						84,477

Second quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	38	1,505	15,662	188	0	17,394
Revenues inter-segment	4,371	2,105	48	0	(6,525)	0
Net income from equity accounted investments	(0)	12	13	3	0	28
Total revenues and other income	4,409	3,623	15,723	191	(6,525)	17,422

Purchases [net of inventory variation]	0	(1)	(13,672)	(0)	6,366	(7,307)
Operating and SG&A expenses	(792)	(884)	(1,243)	(63)	60	(2,922)
Depreciation, amortisation and net impairment losses	(1,725)	(1,174)	(156)	(32)	0	(3,087)
Exploration expenses	(173)	(299)	0	0	0	(471)
Net operating income	1,720	1,265	652	96	(98)	3,635

Additions to PP&E, intangibles and equity accounted investments	1,760	1,985	259	26	0	4,030

Balance sheet information
Equity accounted investments	6	626	550	14	0	1,196
Non-current segment assets	32,718	38,503	5,400	522	0	77,143
Non-current assets, not allocated to segments						8,585

Total non-current assets						86,924

First quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	(274)	303	15,356	90	0	15,474
Revenues inter-segment	5,057	1,648	60	0	(6,765)	0
Net income from equity accounted investments	3	13	27	(4)	0	39
Total revenues and other income	4,786	1,964	15,442	86	(6,765)	15,513

Purchases [net of inventory variation]	(0)	(1)	(13,301)	(0)	6,716	(6,586)
Operating and SG&A expenses	(1,016)	(888)	(1,218)	(100)	50	(3,172)
Depreciation, amortisation and net impairment losses	(1,569)	(5,641)	(92)	(35)	0	(7,338)
Exploration expenses	(154)	(1,567)	(0)	0	0	(1,721)
Net operating income	2,047	(6,134)	831	(49)	2	(3,303)

Additions to PP&E, intangibles and equity accounted investments	1,630	2,231	212	13	0	4,086

Balance sheet information
Equity accounted investments	33	655	764	14	0	1,465
Non-current segment assets	32,692	39,445	5,240	642	0	78,018
Non-current assets, not allocated to segments						9,844

Total non-current assets						89,328

Full year 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	(123)	1,576	57,869	349	0	59,671
Revenues inter-segment	17,459	6,715	183	1	(24,357)	(0)
Net income from equity accounted investments	3	(91)	55	4	0	(29)
Total revenues and other income	17,339	8,200	58,107	354	(24,357)	59,642

Purchases [net of inventory variation]	(0)	(10)	(50,547)	(0)	24,303	(26,254)
Operating and SG&A expenses	(3,223)	(3,391)	(4,664)	(342)	187	(11,433)
Depreciation, amortisation and net impairment losses	(6,379)	(10,231)	37	(142)	0	(16,715)
Exploration expenses	(576)	(3,296)	(0)	0	0	(3,872)
Net operating income	7,161	(8,729)	2,932	(130)	133	1,366

Additions to PP&E, intangibles and equity accounted investments	6,293	8,119	900	273	0	15,584

Balance sheet information
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305

Total non-current assets						81,588

Full year 2014	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(unaudited, in USD million)

Income statement
Revenues third party and other income	1,347	3,017	94,814	120	0	99,299
Revenues inter-segment	27,568	10,757	286	1	(38,612)	0
Net income from equity accounted investments	11	(113)	73	(5)	0	(34)
Total revenues and other income	28,926	13,661	95,174	116	(38,612)	99,264

Purchases [net of inventory variation]	(0)	(2)	(86,689)	0	38,711	(47,980)
Operating and SG&A expenses	(4,034)	(3,654)	(5,287)	(161)	321	(12,815)
Depreciation, amortisation and net impairment losses	(6,301)	(8,885)	(583)	(156)	0	(15,925)
Exploration expenses	(838)	(3,824)	(4)	0	0	(4,666)
Net operating income	17,753	(2,703)	2,610	(202)	420	17,878

Additions to PP&E, intangibles and equity accounted investments	8,817	9,750	1,225	132	0	19,924

Balance sheet information
Equity accounted investments	32	640	434	20	0	1,127
Non-current segment assets	35,243	44,912	6,234	688	0	87,077
Non-current assets, not allocated to segments						10,226

Total non-current assets						98,430

Supplementary disclosures

OPERATIONAL DATA

	Quarters			Change
Operational data	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

Prices
Average Brent oil price (USD/bbl)	33.9	43.8	53.9	(37%)
DPN average liquids price (USD/bbl)	30.7	40.7	50.1	(39%)
DPI average liquids price (USD/bbl)	25.6	35.5	42.7	(40%)
Group average liquids price (USD/bbl)	28.7	38.4	47.0	(39%)
Group average liquids price (NOK/bbl) [1]	248.0	327.7	364.5	(32%)
Transfer price natural gas (USD/mmbtu) [9]	4.00	4.75	5.90	(32%)
Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.45	6.18	7.88	(31%)
Average invoiced gas prices - North America (USD/mmbtu) [8]	2.29	1.99	4.38	(48%)
Refining reference margin (USD/bbl) [2]	4.3	5.7	7.1	(39%)

Entitlement production (mboe per day)
DPN entitlement liquids production	602	610	599	1%
DPI entitlement liquids production	434	463	445	(2%)
Group entitlement liquids production	1,036	1,073	1,044	(1%)
DPN entitlement gas production	719	699	698	3%
DPI entitlement gas production	155	149	136	14%
Group entitlement gas production	873	848	834	5%
Total entitlement liquids and gas production [3]	1,909	1,921	1,878	2%

Equity production (mboe per day)
DPN equity liquids production	602	610	599	1%
DPI equity liquids production	552	569	582	(5%)
Group equity liquids production	1,154	1,179	1,181	(2%)
DPN equity gas production	719	699	698	3%
DPI equity gas production	182	168	177	3%
Group equity gas production	901	867	875	3%
Total equity liquids and gas production [4]	2,054	2,046	2,056	(0%)

MMP sales volumes
Crude oil sales volumes (mmbl)	205.0	209.0	202.0	1%
Natural gas sales Statoil entitlement (bcm)	12.2	11.9	12.1	0%
Natural gas sales third-party volumes (bcm)	2.7	1.7	3.4	(21%)

EXCHANGE RATES

	Quarters			Change
Exchange rates	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

NOK/USD average daily exchange rate	0.1156	0.1173	0.1289	(10%)
NOK/USD period-end exchange rate	0.1209	0.1135	0.1236	(2%)
USD/NOK average daily exchange rate	8.6482	8.5273	7.7594	11%
USD/NOK period-end exchange rate	8.2692	8.8090	8.0895	2%
EUR/USD average daily exchange rate	1.1015	1.0948	1.1253	(2%)
EUR/USD period-end exchange rate	1.1385	1.0920	1.0759	6%

EXPLORATION EXPENSES

Exploration expenses	Quarters			Change
(in USD million)	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1

DPN exploration expenditures (activity)	105	136	204	(49%)
DPI exploration expenditures (activity)	239	640	506	(53%)

Group exploration expenditures (activity)	344	776	710	(52%)
Expensed, previously capitalised exploration expenditure	71	23	54	32%
Capitalised share of current period's exploration activity	(135)	(189)	(413)	(67%)
Impairment (reversal of impairment)	71	(131)	1,369	(95%)

Exploration expenses IFRS	351	480	1,721	(80%)

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

HSE	Quarters
Twelve month average per	Q1 2016	Q1 2015

Total recordable injury frequency (TRIF)	2.7	3.0
Actual serious incident frequency (Actual SIF)	0.21	0.20
Accidental oil spills	139	213
Accidental oil spills (cubic metres)	22	86

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2015 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•      Net interest-bearing debt adjusted

•      Net debt to capital employed ratio

•      Net debt to capital employed ratio adjusted

•      Organic capital expenditures

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December	At 31 March
(in USD million)		2016	2015	2015

Shareholders' equity		42,162	40,271	44,643
Non-controlling interests		36	36	53

Total equity	A	42,198	40,307	44,696

Current finance debt		2,796	2,326	2,306
Non-current finance debt		30,210	29,965	30,930

Gross interest-bearing debt	B	33,006	32,291	33,236

Cash and cash equivalents		8,540	8,623	8,657
Current financial investments		9,292	9,817	12,110

Cash and cash equivalents and financial investment	C	17,831	18,440	20,767

Net interest-bearing debt before adjustments [10]	B1 = B-C	15,175	13,852	12,469

Other interest-bearing elements 1)		1,191	1,111	1,142
Marketing instruction adjustment 2)		(211)	(215)	(226)
Adjustment for project loan 3)		-	-	(18)

Net interest-bearing debt adjusted [5]	B2	16,155	14,748	13,366

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)		345	-	730

Net interest-bearing debt adjusted [5]	B3	16,500	14,748	14,096

Calculation of capital employed [5]:
Capital employed before adjustments to net interest-bearing debt	A+B1	57,373	54,159	57,165
Capital employed before normalisation for cash build up for tax payment	A+B2	58,353	55,055	58,062
Capital employed adjusted	A+B3	58,698	55,055	58,792

Calculated net debt to capital employed [5]:
Net debt to capital employed before adjustments	(B1)/(A+B1)	26.5%	25.6%	21.8%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	27.7%	26.8%	23.0%
Net debt to capital employed adjusted	(B3)/(A+B3)	28.1%	26.8%	24.0%

1)       Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2)       Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)       Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)       Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were USD 690 million and USD 1,503 million as of March 2016 and 2015, respectively.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programmes, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; the situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.     The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     These are non-GAAP figures. See report section Use and reconciliation of non-GAAP financial measures for details.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.     The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to DPN.

10.  Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: April 27, 2016

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

 EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges